SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No      X

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated September 7, 2005 filed by the Company with the Comisión Nacional de Valores:

By letter dated September 7, 2005, the Company reported that:

We address you in connection with the matter referred to above and on behalf of Alto Palermo S.A. (APSA)

In said capacity, and pursuant to the regulations in force, we hereby request that you deem the following information for the twelve-month period ended June 30, 2005 duly received:

	06/30/05	06/30/04
Result for the ordinary period
(twelve month period): income	33,255,400	18,837,540
Result for the extraordinary fiscal year
(twelve month period): income – loss	—	—
Income for the Period	33,255,400	18,837,540

Breakdown of Shareholders’ Equity:
Capital stock	78,042,363	72,768,225
Comprehensive capital adjustment	84,620,909	84,620,909
Additional paid-in capital and premium for trading of treasury stock	522,805,043	522,805,043
Appraisal write-ups	3,952,571	3,952,571
Legal reserve	8,992,468	8,050,591
Retained earnings	92,594,219	78,176,359
Total Shareholders’ Equity	791,007,573	770,373,698

Pursuant to section o) of the Regulations aforementioned, we inform that as of year-end, the capital stock of the COMPANY is $78,042,363.- whose share structure is divided in 780,423,632 nominative non-endorsable common shares of $0.10 par value each and each entitled to 1 vote, according to the following detail:

• IRSA Inversiones y Representaciones Sociedad Anónima	47,361,671	60.7%
• Parque Arauco S.A.	23,111,695	29.6%
• Other Shareholders	7,568,997	9.7%

In addition, pursuant to section p) of the Regulations aforementioned, we inform that, if all the note holders exercise their right to convert their securities into shares at year-end, the number of shares would amount to 214,543,274, all of them nominative non-endorsable common shares of $0.10 par value each and each entitled to 1 vote, according to the following detail:

• IRSA Inversiones y Representaciones Sociedad Anónima	138,990,034	64.8%
• Parque Arauco S.A	67,780,606	31.6%
• Other Shareholders	7,772,634	3.6%

For this calculation, the conversion price considered was 1 divided by the exchange rate of the end of the period.

Furthermore, it is placed on record that the board is still analyzing the policy on dividends and fees for the Board and Supervisory Committee.-

Within the activities of the fiscal year the following are worthy of mention:

•	Operating income increased 100.4%, reaching Ps. 82.1 million on fiscal year 2005, while our net revenues increased 60.7%.

•	During fiscal year 2005, we increased our interest in Mendoza Plaza Shopping S.A. to a 85.4% controlling stake. We also opened Alto Rosario, our ninth Shopping Center, located in the City of Rosario, province of Santa Fe.

•	At year-end, occupancy at our shopping centers reached 98.4%, while our tenants’ sales increased 33.4%.

•	During fiscal year 2005, we restructured a significant portion of our financial debt, aligning maturities to cash flow generation and obtaining substantial reductions in the Company’s annual financial cost through the reduction in interest rates and extension in repayment terms.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: September 9, 2005